SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ___________

Commission file number 333-43605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AirNet Systems, Inc.
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AirNet Systems, Inc.
3939 International Gateway
Columbus, Ohio 43219

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the AirNet Systems, Inc. Retirement Savings Plan are being filed herewith:

Description

Index to Financial Statements

Audited Financial Statements:

Report of Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

Notes to Financial Statements for the Year Ended and at End of Year December 31, 2001

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes as of December 31, 2001

The following exhibit is being filed herewith:

Exhibit No.	Description
23	Consent of Independent Auditors

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRNET SYSTEMS, INC. RETIREMENT SAVINGS PLAN

Date: June 20, 2002

By: /s/ William R. Sumser

William R. Sumser, Plan Administrator

AIRNET SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2001

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Auditors

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-43605) pertaining to the AirNet Systems, Inc. Retirement Savings Plan of our report dated May 6, 2002, with respect to the financial statements and schedule of the AirNet Systems, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Ernst & Young LLP

Columbus, Ohio
June 20, 2002

Exhibit 23

Audited Financial Statements and Supplemental Schedule

AirNet Systems, Inc. Retirement Savings Plan

December 31, 2001 and 2000 and year ended December 31, 2001
with Report of Independent Auditors

AirNet Systems, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2001 and 2000 and year ended December 31, 2001

Contents

Ernst & Young

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

Report of Independent Auditors

The Trustees
AirNet Systems, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of AirNet Systems, Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 6, 2002

AirNet Systems, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets		
Assets held for investment:		
Mutual funds, at fair value	**$ 11,967,222**	$ 13,572,557
AirNet Systems, Inc. common shares	**277,289**	94,483
Loans to participants	**653,646**	725,465
	12,898,157	14,392,505
Employer contributions receivable	**25,947**	15,778
Participants' contributions receivable	**72,994**	42,272
Net assets available for benefits	**$ 12,997,098**	$ 14,450,555

See accompanying notes.

AirNet Systems, Inc Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Additions	
Investment income:	
Interest and dividends	$ 217,260
Contributions:	
Participants	1,579,274
Rollovers	152,194
Employer	556,369
	2,287,837
Other	1,389
Total additions	2,506,486
Deductions	
Benefits paid directly to participants	1,272,324
Net depreciation in fair value of investments	2,687,619
Net decrease	(1,453,457)
Net assets available for benefits:	
Beginning of year	14,450,555
End of year	$ 12,997,098

See accompanying notes.

AirNet Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following brief description of the AirNet Systems, Inc. Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan which, prior to October 1, 2001, was available to all employees of AirNet Systems, Inc., (the Company) who have completed at least six months of service and attained the age of 18. Effective October 1, 2001, the Plan was restated which changed the eligibility requirements to make the plan available to employees who have completed at least one year of service including 1000 hours and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Plan participants may contribute up to 15 percent of their compensation, but not more than the limit set by the Internal Revenue Code. The Plan provides for the Company to contribute a discretionary amount. Currently, the Company contributes an amount equal to 50 percent of each participant's contribution up to 6 percent of their compensation. In addition, the Company may provide a discretionary profit sharing contribution, which is determined by the Company. These contributions are allocated to those participants who are both employed at the end of the year and have 6 months of service for the year.

Investment Options

Participants may designate how Plan contributions are to be invested. Plan contributions may be invested in any combination of the following mutual funds held by State Street Bank: Morgan Stanley Dean Witter (Morgan Stanley) Liquid Asset Fund, Morgan Stanley American Opportunities Fund, Morgan Stanley S&P Index Fund, Morgan Stanley U.S. Government Securities Trust, AIM Equity Charter Fund, AIM Balanced Fund, Franklin Small Cap Growth Fund, Oppenheimer International Growth Fund, Oppenheimer Total Return Fund, and Van Kampen Emerging Growth Fund. Additionally, participants may invest in common shares of AirNet Systems, Inc. through the Employer Stock Fund held by State Street Bank.

1. Description of the Plan (continued)

Vesting

Amounts contributed by participants and earnings thereon become immediately vested. Vesting of the Company's contribution and related earnings is based on years of service. A participant is fully vested in the matching and profit sharing contributions after five years of credited service.

Distribution of Benefits

Participants or their beneficiaries are entitled to receive 100 percent of their contributions and related earnings, ("earnings" includes appreciation and depreciation of net investments) and the vested portion of Company contributions and related earnings, upon normal retirement (age 55, and 5 years of service), death or disability. Termination of employment with the Company entitles the participant to the vested portion of the Company contributions plus earnings thereon and 100 percent of their contributions and related earnings.

Administrative Costs

Costs of Plan administration are paid by the Company.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans to Participants

The Plan allows participants to borrow funds from the Plan. Repayment terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate 1% above prime on the first business day of each calendar quarter. Effective October 1, 2001, loans have an annual interest rate equal to 1% above prime on the 14th day of each month. Principal and interest is paid ratably through monthly payroll deductions.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed in the preparation of the Plan's financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated(depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$ (2,761,472)
AirNet Systems, Inc., common shares	73,853
	$ (2,687,619)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31, 2001	December 31, 2000
Morgan Stanley Dean Witter:		
Liquid Asset Fund	**1,358,604**	$1,007,557
S&P Index Fund	**995,403**	1,067,517
American Opportunities Fund	**2,267,722**	2,999,805
US Government Securities Trust	**711,392**	*
AIM Balanced Fund	**782,957**	858,972
AIM Equity Charter Fund	*	738,880
Oppenheimer Total Return Fund	**1,827,332**	1,979,881
Van Kampen Emerging Growth Fund	**1,943,348**	2,902,995
Franklin Small Cap Growth Fund	**1,096,027**	1,320,499
Participant Loans, at estimated fair value	**653,646**	725,465

*Amount does not exceed 5% of the Plan's net assets during the year

4. Transactions with Parties-In-Interest

The Plan owned 33,652 and 24,022 of AirNet Systems, Inc. common shares at December 31, 2001 and 2000, respectively. The Plan purchased 16,554 shares in 2001 for $94,879. The Plan sold 6,924 shares in 2001 for $34,955. The market value of the Company's common shares at December 31, 2001 was based on quoted market values. At December 31, 2001, the market value of AirNet Systems, Inc. common shares was $8.24 per share. There were no cash dividends received from the Company during the year ended December 31, 2001.

5. Income Tax Status

The Sponsor of the standardized prototype plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the underlying prototype plan document is qualified under section 401(a) of the Internal Revenue Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

Supplemental Schedule

AirNet Systems, Inc. Retirement Savings Plan
EIN-31-1458309 Plan-001
Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Identity of Issue	Description of Investment	Cost of Asset	Current Value
Morgan Stanley Dean Witter Mutual Funds:			
Liquid Asset Fund	1,358,603.880 shares	$ 1,358,604	$ 1,358,604
American Opportunities Fund	93,092.054 shares	2,151,656	2,267,722
S&P Index Fund	80,599.428 shares	907,212	995,403
U.S. Government Securities Trust	79,131.464 shares	724,469	711,392
AIM Equity Charter Fund	52,186.535 shares	528,610	598,058
AIM Balanced Fund	30,183.395 shares	731,717	782,957
Franklin Small Cap Growth	35,162.883 shares	890,488	1,096,027
Oppenheimer International Growth	25,673.047 shares	335,604	386,379
Oppenheimer Total Return	175,705.004 shares	1,686,529	1,827,332
Van Kampen Emerging Growth	45,290.317 shares	1,780,331	1,943,348
		11,095,220	11,967,222
Employer Stock Fund*	33,651.506 shares	237,084	277,289
Loans to participants with interest rates of 6.5% to 10.5%, with various due dates			653,646
Total assets held for investment		$ 11,332,304	$ 12,898,157

* Indicates party-in-interest to the Plan.